SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DISH NETWORK CORPORATION

(Name of Subject Company (Issuer))

ECHOSTAR CORPORATION

(Name of Filing Person (Offeror and Affiliate of Issuer))

0% Convertible Senior Notes due 2025 and 3.375% Convertible Senior Notes 2026

(Title of Class of Securities)

25470MAF6 (2025 Notes) and 25470MAB5 (2026 Notes)

(CUSIP Number of Class of Securities)

Dean A. Manson

Chief Legal Officer and Secretary
EchoStar Corporation

100 Inverness Terrace East
Englewood, Colorado 80112

(303) 706-4000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan Michels Gary Kashar Andrew J. Ericksen White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	Timothy A. Messner Secretary DISH Network Corporation 9601 South Meridian Boulevard Englewood, Colorado 80112 (303) 723-1000	John Tripodoro Ariel Goldman Tristan Manley Cahill Gordon & Reindel LLP 32 Old Slip, New York, New York 10005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by EchoStar Corporation (“EchoStar”) on January 16, 2024 (together with this Amendment, the “Schedule TO”), in connection with the offer to exchange any and all of the 0% Convertible Notes due 2025 (the “DISH Network 2025 Notes”) issued by DISH Network Corporation (“DISH Network”) and any and all of the 3.375% Convertible Notes due 2026 issued by DISH Network (the “DISH Network 2026 Notes,” and together with the DISH 2025 Notes, the “Existing Notes”), for aggregate principal amount of up to $2,677,379,000 of EchoStar’s 10.00% Senior Secured Notes due 2030 (the “New EchoStar Notes”), and the concurrent consent solicitations from each holder of the Existing Notes.

The exchange offers and consent solicitations were made on the terms and subject to the conditions contained in the preliminary prospectus and consent solicitation statement (the “Prospectus”), which formed a part of the Registration Statement on Form S-4 (the “Registration Statement”) as filed with the SEC by EchoStar on January 16, 2024. The Offer was scheduled to expire immediately following 11:59 p.m., Eastern time, on February 9, 2024, unless extended or terminated (such date and time, the “Expiration Date”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Tender Offer Statement and the Registration Statement.

The Schedule TO is hereby amended and supplemented as follows:

Item 1 through Item 11

Items 1 through 11 of the Schedule TO, including to the extent they incorporate by reference information contained in the Registration Statement, are hereby amended as follows:

Expiration and Termination of the Exchange Offers

On February 12, 2024, EchoStar announced that it had terminated the exchange offers and consent solicitations following the Expiration Date. Each exchange offer and consent solicitation was conditioned upon, among other things, at least a majority of the outstanding principal amount of the applicable series of Existing Notes being validly tendered and not properly withdrawn prior to the expiration of the applicable exchange offer (the “Minimum Tender Condition”). The exchange offers and consent solicitations expired immediately following the Expiration Date As of the Expiration Date, holders of the Existing Notes had not tendered sufficient Existing Notes to meet the Minimum Tender Condition with respect to either exchange offer. Accordingly, EchoStar terminated the exchange offers and consent solicitations following the Expiration Date.

Because the Minimum Tender Condition was not satisfied as of the Expiration Date, EchoStar will not accept any Existing Notes tendered for exchange, and all Existing Notes tendered pursuant to the exchange offers will be promptly returned to their holders. No consideration will be paid or become payable to holders of the Existing Notes who tendered their Existing Notes in the exchange offers.

A copy of the press release issued by the Company on February 12, 2024 announcing the termination of the Offer is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by removing Exhibits (a)(6), (a)(7), (a)(10) and (a)(11) and adding the following exhibit:

Exhibit No	Description
(a)(13)	Press Release dated February 12, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECHOSTAR CORPORATION

Date: February 12, 2024	By:	/s/ Paul W. Orban
Name: Paul W. Orban
Title: Executive Vice President and Chief Financial Officer, DISH

EXHIBIT INDEX

(a)(1)	Prospectus, dated January 12, 2024 (incorporated herein by reference to the Registration Statement on Form S-4 filed by EchoStar Corporation on January 16, 2024).
(a)(2)	Indenture, relating to the 0% Convertible Notes due 2025, dated as of December 21, 2020, by and between DISH Network Corporation and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed December 22, 2020).
(a)(3)	Indenture, relating to the 3 3/8% Convertible Notes due 2026, dated as of August 8, 2016, by and between DISH Network Corporation and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed August 8, 2016).
(a)(4)	First Supplemental Indenture, relating to the DISH 0% Convertible Notes due 2025, dated as of December 29, 2023, among DISH Network Corporation, EchoStar Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as Trustee (incorporated by reference from Exhibit 4.3 to the Current Report on Form 8-K of DISH Network Corporation filed January 2, 2024).
(a)(5)	First Supplemental Indenture, relating to the DISH 3.375% Convertible Notes due 2026, dated as of December 29, 2023, among DISH Network Corporation, EchoStar Corporation and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as Trustee (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K of DISH Network Corporation filed January 2, 2024).
(a)(8)	Form of DISH Network Corporation’s 0% Convertible Note due 2025 (included as part of Exhibit (a)(2)).
(a)(9)	Form of DISH Network Corporation’s 3 3/8% Convertible Note due 2026 (included as part of Exhibit (a)(3)).
(a)(12)	Press Release, dated January 12, 2024.
(a)(13)*	Press Release, dated February 12, 2024.
(b)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.

*	Filed herewith.